Arnold Golub
Vice President
Deputy General Counsel

September 9, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 31, 2026, The Nasdaq Stock Market (the "Exchange") received from Tidal Trust V (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Defiance China Memory ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,